UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-56082

(Check One):◻ Form 10-K ◻ Form 20-F ◻ Form 11-K ⌧ Form10-Q ◻ Form 10-D ◻ Form N-CEN ◻ Form N-CSR

For Period Ended:September 30, 2024

◻Transition Report on Form 10-K

◻Transition Report on Form 20-F

◻Transition Report on Form 11-K

◻Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Lodging Fund REIT III, Inc.

Full Name of Registrant

N/A

Former Name, if Applicable

1635 43rd Street South, Suite 205

Address of Principal Executive Office (Street and Number)

Fargo, North Dakota 58103

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

◻(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

Lodging Fund REIT III, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (the “2024 Q3 10-Q”) within the prescribed time period without unreasonable effort or expense. As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 27, 2023, the Company engaged a new independent registered public accounting firm on October 24, 2023. Further, as previously disclosed in its SEC filings, the Company was unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “2022 Q3 10-Q”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”), its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “2023 Q1 10-Q”), its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “2023 Q2 10-Q”), and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “2023 Q3 10-Q”) due to the uncertainty related to the SEC matter disclosed in the Current Report on Form 8-K filed with the SEC on September 23, 2022.  A settlement of the SEC matter has been finalized, as disclosed in the Current Report on Form 8-K filed with the SEC on September 1, 2023. The Company, with its newly engaged public accounting firm, filed its outstanding 2022 10-K and 2022 Q3 10-Q on March 27, 2024 and its outstanding 2023 Q1 10-Q, 2023 Q2 10-Q, and 2023 Q3 10-Q on August 23, 2024. Further, the Company was unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 10-K”), its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “2024 Q1 10-Q”), and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “2024 Q2 10-Q”) due to the transition to a new independent public accounting firm and the time and effort required to finalize and file the 2022 10-K, 2022 Q3 10-Q, 2023 Q1 10-Q, 2023 Q2 10-Q, and 2023 Q3 10-Q.

The Company is diligently working to prepare and finalize financial statements for the fiscal year ended December 31, 2023 and for the quarters ended March 31, 2024 and June 30 2024 so that the Company will be in a position to file its outstanding 2023 10-K, 2024 Q1 10-Q, and 2024 Q2 10-Q as soon as practicable.  Due to the transition to a new independent public accounting firm and the time and effort required to finalize and file the 2022 10-K, 2022 Q3 10-Q, 2023 Q1 10-Q, 2023 Q2 10-Q, and 2023 Q3 10-Q, along with the preparation and upcoming finalization of the 2023 10-K, 2024 Q1 10-Q, and 2024 Q2 10-Q, the Company was unable to finalize its financial statement preparation and review process for the quarter ended September 30, 2024 and to file the 2024 Q3 10-Q within the prescribed time period without unreasonable effort or expense. The registrant intends to file the 2024 Q3 10-Q as soon as practicable after the filing of the 2023 10-K, 2024 Q1 10-Q, and 2024 Q2 10-Q.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Samuel C. Montgomery(701)630-6500

(Name)(Area Code)(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).◻ Yes⌧ No

◾	Annual Report on Form 10-K for the fiscal year ended December 31, 2023
◾	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024
◾	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?⌧ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given the Company’s ongoing work described above on the preparation and finalization of the annual and quarterly financial statements to be included in the 2023 10-K, 2024 Q1 10-Q, and 2024 Q2 10-Q, the Company is not in a position at this time to compare results of operations for the fiscal quarters ended September 30, 2023 and September 30, 2024, and therefore cannot provide reasonable estimates of any potential change in results of operations at this time.

Forward-Looking Statements

Certain matters disclosed in this Form 12b-25 constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including with respect to the Company’s ongoing work on the 2023 and 2024 financial statements described in this filing and the Company’s expectations regarding the timing of the filing of the 2023 10-K, 2024 Q1 10-Q, 2024 Q2 10-Q, and the 2024 Q3 10-Q.  These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Several factor could cause actual results to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the timing of completion of the audit of the Company’s 2023 financial statements by its new independent public accounting firm, the timing of completion of the review of the Company’s unaudited 2024 Q1 and 2024 Q2 financial statements by its new independent public accounting firm, delays in the preparation or completion of the Company’s 2023 10-K, 2024 Q1 10-Q, and 2024 Q2 10-Q, and other risks and uncertainties identified in the Company’s filings with the SEC.  The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Lodging Fund REIT III, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024 By: /s/ Samuel C. Montgomery

Name: Samuel C. Montgomery

Title: Chief Financial Officer